FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Expands COVID-19 Vaccine Supply in Japan Through Partnership with Moderna and Government of Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 29, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Takeda Expands COVID-19 Vaccine Supply in Japan Through
Partnership with Moderna and Government of Japan

•Three-way agreement among Takeda, Moderna and the Government of Japan’s Ministry of Health Labour and Welfare (MHLW) to bring Moderna’s COVID-19 vaccine candidate (mRNA-1273) to Japan
•Takeda will import and distribute 50 million doses of mRNA-1273 in Japan from the first half of 2021
•Adds to Takeda’s partnership to manufacture and supply Novavax’ COVID-19 vaccine in Japan
•Expands Takeda’s support of pandemic preparedness in Japan

Osaka, JAPAN, October 29, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”), announced today that it will import and distribute 50 million doses of Moderna’s COVID-19 vaccine candidate, mRNA-1273, starting in the first half of 2021, pending licensure in Japan. This effort is part of a three-way agreement among Takeda, Moderna and the Government of Japan’s Ministry of Health Labour and Welfare (MHLW). Moderna has previously announced that the 30,000 participant Phase 3 clinical trial of mRNA-1273 at the 100 µg dose level in the U.S. is fully enrolled.

This follows Takeda’s recent announcement that it is establishing the capability to manufacture Novavax’ COVID‑19 vaccine candidate at its facilities in Japan to provide long-term supply to the Japanese population. Takeda’s efforts to bring Moderna’s and Novavax’ COVID-19 vaccine candidates to Japan are supported by the MHLW and the Japan Agency for Medical Research and Development (AMED).
“Takeda is collaborating with the Japanese Government and vaccine developers to provide rapid and sustained access to COVID-19 vaccines in Japan,” said Rajeev Venkayya, M.D., President of the Global Vaccine Business Unit, Takeda. “We have chosen to work with Novavax and Moderna, both of which have promising vaccine candidates, and will continue to support the global response to COVID-19 through R&D efforts across Takeda.”

Under the terms of the new agreement with the MHLW and Moderna, Takeda will be responsible for securing the necessary regulatory approvals prior to distributing 50 million doses of Moderna’s COVID-19 vaccine candidate in Japan. Moderna will provide finished product and will support Takeda with its development and regulatory efforts.

About Takeda’s COVID-19 Efforts
Takeda is taking a comprehensive approach to treat and prevent COVID-19 through multiple activities and partnerships focused on advancing development of a variety of potential therapies and vaccines. Takeda co-founded the CoVig-19 Plasma Alliance and joined forces with other leading plasma companies to develop and manufacture investigational hyperimmune immunoglobulin medicine in the global fight against

COVID-19. The Alliance is also participating in The Fight Is In Us coalition and related convalescent plasma donation campaign. The company is also assessing existing Takeda products and those in development for activity against the COVID-19 virus, and has joined the COVID R&D Alliance, the IMI Care Alliance and the Accelerating COVID-19 Therapeutic Interventions and Vaccines (ACTIV) partnership. Takeda has partnered with the Government of Japan, Novavax and Moderna, to help accelerate the availability of a COVID-19 vaccine. We are leveraging our extensive and well-established global manufacturing and supply capabilities and building upon our existing influenza pandemic preparedness efforts in Japan. Takeda supports our partners and alliances in a shared goal to rapidly discover, develop and deliver effective treatments and vaccines for COVID-19 and ensure preparedness for future pandemics.

Takeda’s Commitment to Vaccines
Vaccines prevent 2 to 3 million deaths each year and have transformed global public health. For the past 70 years, Takeda has supplied vaccines to protect the health of people in Japan. Today, Takeda’s global vaccine business is applying innovation to tackle some of the world’s most challenging infectious diseases, such as dengue, COVID-19, Zika and norovirus. Takeda’s team brings an outstanding track record and a wealth of knowledge in vaccine development, manufacturing and global access to advance a pipeline of vaccines to address some of the world’s most pressing public health needs. For more information, visit www.TakedaVaccines.com.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
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Media Contacts:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Rachel Wiese rachel.wiese@takeda.comv +1 (917) 796-8703